UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Headline, dated 18 May 2021

18 May 2021

Micro Focus International plc
Trading Statement

Overview
The Board of Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the global enterprise software group, today issues a trading update for the six months ended 30 April 2021.

●     Micro Focus expects to report revenue of approximately $1.4bn for the six months ended 30 April 2021. This performance is ahead of market expectations and represents a decline of approximately 5% on a constant currency ("CCY") basis when compared to the first half of FY20.
●    An expected Adjusted EBITDA margin of approximately 36% for the first half is also ahead of market expectations, reflecting the strong licence revenue performance and cost savings from back office simplification, partially offset by the planned product investment.
●    Sales execution in the period was strong, resulting in an improvement in sales conversion rates and a number of deals closing earlier than expected.  The H2 weighting of prior year revenue due to COVID-19 was also a factor.
●    The Group continues to target a meaningful improvement in the rate of constant currency revenue decline in FY21 when compared to FY20, in line with current revenue consensus.
●    As at 30 April 2021 the Group had cash of $0.7bn and Net debt of $4.1bn, with operating cash generation remaining strong.

Stephen Murdoch commented:
"We are pleased with a period of further solid progress in most areas of our business.  The product investments and operational changes we are making are beginning to deliver performance improvements, and our value propositions are resonating with customers and partners, as demonstrated by the signing of the significant, long term commercial agreement with AWS.

Our recovery programme and specifically our systems transformation is progressing as planned despite the challenges of executing this within the constraints of a global lockdown.  I am proud of the resilience, flexibility and professionalism of our teams across the organisation. As a business, we continue to monitor the impact of COVID-19 on our workforce, with particular focus currently on supporting our colleagues in India.

Whilst there is a great deal to do, we are encouraged by our progress and remain committed to delivering revenue stabilisation and sustainable cash flow generation for our shareholders."

Financial Performance

Approximate Y-o-Y revenue trajectory (on a CCY basis)	H1 FY21 versus H1 FY20
Licence	10%
Maintenance	(8)%
SaaS and other recurring	(5)%
Consulting	(9)%
Total revenue trajectory	(5)%

In the first half of FY21, the Group expects to report a constant currency revenue decline of approximately 5%.

Licence revenue is expected to increase by approximately 10% when compared to the first half of FY20, demonstrating the continuation of sales execution improvements delivered in the second half of FY20. This strong licence performance includes a small number of deals closing earlier in FY21 than initially forecast and performance in the comparable period being impacted by the onset of COVID-19.

Maintenance revenue is expected to decline by approximately 8%. Performance is being impacted by a reduction in licence volume in the previous financial period combined with elevated attrition rates for a small subset of products. Corrective actions continue to be implemented, however the improvement of maintenance trends remains a multi-year initiative with improvements forecast to be weighted to the outer years.

SaaS and other recurring revenue is expected to decline by approximately 5% when compared to the first half of FY20, in line with expectations.

Consulting revenue is expected to decline by 9% but is now broadly in line with the revenue generated in the second half of FY20.

Profitability and Cash
The Group's Adjusted EBITDA margin of approximately 36% in the 6 months ended 30 April 2021 is ahead of market expectations due to strong licence performance and cost savings achieved through a combination of continued progress in delivering in-year savings and the annualised impact from initiatives actioned in FY20. These cost savings have been used to fund continued investment in key product areas, as outlined previously.

The Group ended the period with cash balances of approximately $0.7bn and net debt of approximately $4.1bn, in line with management expectations.

Operational update
The Group has signed multiple commercial agreements in the six months ended 30 April 2021, including our strategic partnership with Amazon Web Services ("AWS"). The commercial agreement formalises a strategic collaboration to accelerate the modernization of mainframe applications and workloads of large public and private enterprises to the AWS Cloud. AWS and Micro Focus will work together to deploy Micro Focus technology for customers embarking on the transformational journey to modernise their business-critical mainframe applications and workloads to an agile, cloud-based production environment.

The Group's transformation activities continue at pace and within this the key IT system programme remains on track, however the Group continues to monitor the global impact of COVID-19 on the programme, particularly within India.

Board changes update
Recruitment of a new Chief Financial Officer is at an advanced stage.

The Group will announce interim results for the six month period to 30 April 2021 on 1 July 2021.

This announcement contains information that was previously Inside Information, as that term is defined in the Market Abuse Regulation (Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014) as it forms part of domestic law by virtue of The European Union (Withdrawal) Act 2018.

Enquiries:
Micro Focus                                                          Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                         Investors@microfocus.com
Brian McArthur-Muscroft, CFO
Ben Donnelly, Head of Investor Relations

Brunswick                                                             Tel: +44 (0) 20 7404 5959
Sarah West                                                             MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 18 May 2021

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer